FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

03029942

03 SEP 11 AM 7:21

SUPPL

September 3, 2003

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Reference: Fancamp Exploration Ltd. - File No. 82-3929

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada Stock Watch and Market News.

Yours very truly,

FANCAMP EXPLORATION LTD.

Debra Chapman
Director and Secretary

/dc

Encl.

PROCESSED
SEP 26 2003
THOMSON
FINANCIAL

dlw 9/11

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

NEWS RELEASE

September 3, 2003

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

The Company wishes to report the completion of four additional vertical holes on the Mingan Titanium Option. Drilling has been suspended, pending completion of a 15 kilometer tote road into the property, allowing access of heavy equipment for trenching and drill moving purposes. The drill program is scheduled to restart about September 10th and will continue into October.

The host rock to the massive hemoilmenite is anorthosite. Hole #7, located 40 metres southwest of Hole #6, returned 3.4 metres of massive hemoilmenite between 18.9 and 22.3 metres in the hole. Hole #8, located 60 metres south of Hole #7, and 30 metres southeast of Hole #3, returned 13.1 metres of massive hemoilmenite from surface, 5.5 metres from 21.0 to 26.5 metres, and 22.2 metres from 29.0 to 51.2 metres in the hole. The hole finished at a depth of 54.9 metres. Hole #9, located 50 metres south southwest of Hole #8, returned 4.3 metres of 50% hemoilmenite between 37.2 and 41.5 metres in the hole. Hole #10, set up on a newly discovered surface showing 40 metres east of Hole #8, returned 7.6 metres of massive hemoilmenite from surface, finishing at 29.6 metres.

The results of the drilling to date suggest a close correlation between residual gravity anomalies (anomalously high gravity values remaining when a regional gradient is removed) and underlying thicknesses of dense, massive hemoilmenite. For example, Holes #1,2,3,8 and 10 lie within one such anomaly which measures approximately 80 metres wide and 240 metres long. Holes #4 and 5 lie on the western extremity of a similar anomaly, measuring about 200 metres by 250 metres. Holes #6, 7 and 9 lie outside these anomalies. A third major residual anomaly on the western side of the grid measures about 300 metres by 250 metres, and remains to be tested. This particular anomaly extends off grid to the west and its true extent is not known. Several other anomalies are present on the grid and these, too, remain to be tested.

For present purposes, character samples only have been taken in the massive hemoilmenite sections, at 3 metre intervals, and assays will be reported when received.

A prospecting crew is presently examining other properties, previously reported, to identify further high priority targets.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172